UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

October 15, 2018

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Novo Nordisk appoints Ludovic Helfgott executive vice president Biopharm

Bagsværd, Denmark, 15 October 2018 - Novo Nordisk A/S today announced the appointment of Ludovic Helfgott as executive vice president of Biopharm, effective 3 April 2019.

Based in Zürich, Switzerland, Helfgott will lead the development of Novo Nordisk’s Biopharm business, which comprises the company’s haemophilia and human growth hormone franchises. He will be a member of Novo Nordisk’s Executive Management team and report to CEO Lars Fruergaard Jørgensen.

Ludovic Helfgott joins Novo Nordisk from AstraZeneca where he most recently was global vice president in charge of the company’s Cardiovascular, Metabolism and Renal global franchise, supervising both assets in development and on the market. He joined AstraZeneca in 2005 in an international sales effectiveness role and has since held operational leadership roles with increasing responsibilities in Italy, Spain and at corporate headquarters. A French national, Helfgott holds an MBA from Insead.

Commenting on his new role, he says: “I’m excited to join Novo Nordisk and look forward to working with the Biopharm team on improving lives for people with haemophilia, growth disorders and other serious chronic diseases”.

Jesper Brandgaard, executive vice president, Biopharm & Legal Affairs, has decided to retire after a distinguished 20-year career at Novo Nordisk. He will remain in charge of Biopharm & Legal Affairs until Ludovic Helfgott assumes the responsibility of Novo Nordisk’s Biopharm business.

Lars Fruergaard Jørgensen says: “I am delighted to welcome Ludovic Helfgott to Novo Nordisk and my executive team. He brings with him extensive experience in the development and launch of treatments for people with chronic diseases. In his new role, he will be instrumental in driving the continued development of our Biopharm business. I would also like to thank Jesper Brandgaard for his significant contributions to Novo Nordisk, both as our CFO for many years and most recently as head of Biopharm, where he has taken important steps towards bringing the business back on a growth track. I’m pleased that Jesper will continue in his current role until Ludovic joins Novo Nordisk.”

Jesper Brandgaard says: “It has been a privilege for me to be part of Novo Nordisk’s journey during my 20 years with the company. With strong successors in place within Finance, Legal Affairs and Biopharm, April 2019 will be a good time for me to pursue a non-executive career.”

Novo Nordisk is a global healthcare company with 95 years of innovation and leadership in diabetes care. This heritage has given us experience and capabilities that also enable us to help people defeat obesity, haemophilia, growth disorders and other serious chronic diseases. Headquartered in Denmark, Novo Nordisk employs approximately 43,100 people in 79 countries and markets its products in more than 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn, YouTube.

Further information

Media:
Charlotte Zarp-Andersson	+45 3079 7603	czap@novonordisk.com
Ken Inchausti (US)	+1 609 240 9429	kiau@novonordisk.com

Investors:
Peter Hugreffe Ankersen	+45 3075 9085	phak@novonordisk.com
Anders Mikkelsen	+45 3079 4461	armk@novonordisk.com
Valdemar Borum Svarrer	+45 3079 0301	jvls@novonordisk.com

Further information about Novo Nordisk is available on novonordisk.com.

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 78 / 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: October 15, 2018	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer